Exhibit 99.1

Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Earnings:
Net increase in net assets from operations	$2,194,109	$7,649,544	$(14,288,678)	$34,428,269	$(63,283,409)	$26,141,985
Income tax expense, including excise tax	-	-	-	(25,000)	-	-
Total Earnings before taxes	$2,194,109	$7,649,544	$(14,288,678)	$34,403,269	$(63,283,409)	$26,141,985

Fixed Charges:
Interest expense	$3,088,638	$4,588,465	$6,921,159	$9,059,334	$10,758,821	$7,127,433
Total fixed charges	$3,088,638	$4,588,465	$6,921,159	$9,059,334	$10,758,821	$7,127,433

Earnings available to cover fixed charges	$5,282,747	$12,238,009	$(7,367,520)	$43,462,603	$(52,524,588)	$33,269,418

Ratio of earnings to fixed charges	1.71	2.67	(1.06)	4.80	(4.88)	4.67